DATARAM

PRESS RELEASE

Dataram Contact:            Investor Contact:
Mark Maddocks,              Joe Zappulla
Chief Financial Officer     Wall Street Investor Relations Corp.
609-799-0071                212-714-2445
info@dataram.com            JZappulla@WallStreetIR.com

        DATARAM REPORTS SECOND QUARTER FINANCIAL RESULTS

         Company Pays Off Long-Term Debt and Continues
                 Open Market Share Repurchases


PRINCETON, N.J. November 20, 2002 - Dataram Corporation (NASDAQ:
DRAM) today reported its financial results for its second quarter of fiscal 2003 ended October 31, 2002. Revenues for the second quarter were $14.0 million compared to $14.3 million for the previous sequential quarter and $19.2 million for the same period of the prior year. The Company reported a net loss of $253,000 or $0.03 per share for the second quarter compared to a loss of $1.8 million, or $0.21 per share in the prior sequential quarter, which includes restructuring charges of $740,000, and net earnings of $160,000 or $0.02 per share in the second quarter of last fiscal year.

(In  000's, except            First          Second               Six
 per share amounts)          Quarter        Quarter             Months
___________________          _______    _______________     _______________
                             FY 2003    FY2003   FY2002     FY2003   FY2002
                             _______    _______________     _______________

Revenues                    $ 14,282  $ 13,970  $ 19,173  $ 28,252  $ 41,744
Net earnings (loss)           (1,823)     (253)      160    (2,076)   (1,601)
Net earnings (loss) per share  (0.21)    (0.03)     0.02     (0.24)    (0.19)
Diluted shares outstanding     8,483     8,504     9,291     8,494     8,502


Mark Maddocks, Dataram's CFO stated, "Our free cash flow significantly exceeds our earnings. Non-cash depreciation and amortization charges for the second quarter and first six months of this fiscal year totaled approximately $1.0 million and $2.0 million, respectively, versus capital expenditures of approximately $125,000 and $250,000, respectively, for the same periods. These levels of non-cash charges and capital expenditures and their impact on free cash flow are representative of expected future levels for the remainder of this fiscal year."

Robert Tarantino, Dataram's president and CEO, added, "During the quarter, we improved our financial condition by paying down $1.0 million in long-term debt. Shortly after the end of the quarter, we paid off an additional $500,000 and we are now debt free. Also, the Company has continued to participate in the market for its shares, purchasing 84,900 shares of its common stock in the quarter at a total price of $256,000 as part of its open market repurchase program. The company will continue to repurchase its shares during its fiscal third quarter."

Mr. Tarantino concluded, "During the last two years, we have successfully weathered a terrible market, especially for companies in the technology space. During that time, we have taken the steps necessary to align our cost structure with the realities of the market environment, while still preserving our key capabilities. In spite of the difficult environment, we have been cash flow positive throughout that period. We feel that the worst of the market downturn is behind us and that the changes we have made will allow us to grow profitably from here. We expect our earnings to be approximately break even in the current quarter and to return to profitability no later than the fourth quarter of this fiscal year."

Dataram will conduct a conference call at 11:00 a.m. (EST) today to present its second quarter financial results and to respond to investor questions. Interested shareholders may participate in the call by dialing 888-214-7566 and providing the following reservation number: 21041357. It is recommended that participants call 10 minutes before the conference call is scheduled to begin. The conference call can also be accessed
over the Internet through Vcall at www.vcall.com.   A replay of
the call will be available approximately one hour after the completion of the conference call through Vcall and for 24 hours by dialing 800-633-8284 or 402-977-9140 and entering the reservation number listed above.

ABOUT DATARAM CORPORATION

Dataram Corporation, celebrating its 35th year in the computer industry, is a leading provider of computer memory. The Company offers a specialized line of gigabyte-class memory for entry- to enterprise-level servers, workstations and notebooks from Compaq, Dell, Fujitsu/Siemens, HP, IBM, Intel, SGI, Sun and Toshiba. Additional information is available on the Internet at www.dataram.com.

                      Financial Tables Follow


             DATARAM CORPORATION AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF OPERATIONS
           (In thousands, except per share amounts)
                           (Unaudited)

                              Three Months Ended          Six Months Ended
                           10/31/2002   10/31/2001    10/31/2002   10/31/2001

Revenues                     $ 13,970     $ 19,173      $ 28,252    $ 41,744
Costs and expenses:
  Cost of sales                 9,770       12,052        20,510      27,677
  Engineering and
    development                   400          413           782       1,008
  Selling, general and
    administrative              4,269        5,210         8,806      11,266
  Intangible asset
    amortization                    0          296             0         593
  Restructuring charges             0            0           740       1,200
                             ________     ________      ________    ________
                               14,439       17,971        30,838      41,744

Earnings (loss) from operations  (469)       1,202        (2,586)          0

Interest income (expense), net    (10)        (143)          (54)       (297)
                             ________     ________      ________    ________

Earnings (loss) before
  income taxes                   (479)       1,059        (2,640)       (297)

Income tax provision (benefit)   (226)         899          (564)      1,304
                             ________     ________      ________    ________

Net earnings (loss)          $   (253)   $     160    $   (2,076)  $  (1,601)
                             ========     ========      ========    ========

Net earnings (loss) per share:
      Basic                  $   (.03)   $     .02    $     (.24)  $    (.19)
                             ========     ========      ========    ========
      Diluted                $   (.03)   $     .02    $     (.24)  $    (.19)
                             ========     ========      ========    ========

Average number of shares
  outstanding:
     Basic                      8,504        8,480         8,494       8,502
                             ========     ========      ========    ========
     Diluted                    8,504        9,291         8,494       8,502
                             ========     ========      ========    ========




             DATARAM CORPORATION AND SUBSIDIARIES
             CONDENSED CONSOLIDATED BALANCE SHEETS
                         (in thousands)



                              (Unaudited)
                            October 31, 2002      April 30, 2002
                            ________________      ______________
ASSETS
Current assets:
    Cash and cash equivalents    $   2,591           $   3,656
    Trade receivables, net           6,881              12,177
    Inventories                      3,400               5,435
    Other current assets             1,488                 532
                                 _________           _________
    Total current assets            14,360              21,800

Property and equipment, net          7,460               9,210

Goodwill                            11,144              11,144

Other assets                           443                 408
                                 _________           _________

                                $   33,407          $   42,562
                                 =========           =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable              $   2,518               6,600
   Accrued liabilities               1,599               1,687
                                 _________           _________
   Total current liabilities         4,117               8,287

Deferred income taxes                  646                 647
Long-term debt                         500               3,800

Stockholders' equity                28,144              29,828
                                 _________           _________
                                $   33,407          $   42,562
                                 =========           =========




The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov.